UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RX Safes, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

78348J105

(CUSIP Number)

Mary Ellen Renna

RX Safes, Inc.

170 Green Valley Parkway, Suite 300

Henderson, NV 89012

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78348J105

1.	Names of Reporting Persons:	Mary Ellen Renna

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	US

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	11,823,010 SHARES(1)

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	10,446,875 SHARES(2)

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,446,875 SHARES(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 50%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 1,046,875 shares of common stock of the Issuer held in her name, and 94 shares of Series B Preferred Stock of the Issuer held in her name that have the right to cast 200,000 votes for each share held of record on all matters submitted to a vote of holders of the Issuer’s common stock.
(2)	Includes 1,046,875 shares of common stock of the Issuer held in her name, and 94 shares of Series B Preferred Stock of the Issuer that may be converted into 9,400,000 shares of common stock of the Issuer.
(3)	Based on a total of 11,537,152 shares of the Issuer’s common stock outstanding as of February 18, 2016, including the derivative securities set forth in Note 2 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D.

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of RX Safes, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Mary Ellen Renna (the “Reporting Person”). The Issuer's current principal executive offices are located at 170 Green Valley Parkway, Suite 300, Henderson, NV, 89012.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Mary Ellen Renna (the “Reporting Person”). The business address of the Reporting Person is 170 Green Valley Parkway, Suite 300. Las Vegas, NV 89012. Reporting Person is a citizen of the United States.

(d) and (e). During the previous ten (10) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

•	Common Stock in the Issuer totaling 1,046,875.
  94 shares of Series B Convertible Preferred Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 10,446,875 shares or 50% of the Issuer’s issued and outstanding common stock as of February 18, 2016.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 10,446,875 shares of Common Stock of the Issuer, representing approximately 50% of the Issuer's common stock (based upon 11,537,152 outstanding shares of common stock as of February 18, 2016).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Change. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2015.

Certificate of Designation. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2016

By: /s/ Mary Ellen Renna

Mary Ellen Renna

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